GLOBAL PHARM HOLDINGS GROUP, INC.
25/F New World Center, No. 6009 Yitian Road,
Futian District, Shenzhen, PRC

October 29, 2010

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  John Reynolds, Assistant Director

Re:	Global Pharm Holdings Group, Inc. (f/k/a Top Flight Gamebirds, Inc.) (the “Company”)
Form 10-K for Fiscal Year ended February 28, 2010
Filed May 27, 2010
Form 8-K/A
Filed August 25, 2010
File No. 333-152286

Dear Mr. Reynolds:

We are responding to comments contained in the Staff letter, dated September 27, 2010, addressed to Mr. Yunlu Yin, the Company’s Chief Executive Officer, with respect to the Company’s Annual Report on Form 10-K filed May 27, 2010 and Amendment No. 1 to Current Report on Form 8-K filed August 25, 2010.

We have completed most of the responses to the Staff letter.  However after an analysis of the comments related to our financial statements with our auditor, we have determined that a restatement of our financial statements would be necessary and as such will require a significant amount of time to prepare them. I had called Mr. Blaise Rhodes to propose responding to the non-financial related comments within the deadline of October 29, 2010 and was advised that it was preferable to ask for a deferral of the deadline in order to respond to all the comments.

Therefore the Company respectfully requests a further extension of the deadline to file a response to November 12, 2010. Thank you.

Very truly yours,

By:	/s/ An Fu
An Fu
Chief Financial Officer